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August 23, 2010
VIA EDGAR AND HAND DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Mr. Evan S. Jacobson

Re:	WebMD Health Corp. Schedule TO-I Filed August 10, 2010 Schedule TO-I/A Filed August 11, 2010 File No. 005-81047
Dear Mr. Jacobson:
On behalf of our client, WebMD Health Corp. (“WebMD” or the “Company”), we hereby acknowledge receipt of the comment letter dated August 20, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I and Schedule TO-I/A (together, the “Schedule TO-I”).
We submit this letter in response to the Comment Letter on behalf of the Company. For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face type below, followed by the Company’s responses. Unless otherwise noted, page number references herein refer to Exhibit (a)(1)(A) to the Schedule TO-I, the Offer to Purchase.
The Company has today filed, via EDGAR, an amendment to Schedule TO-I (“Amendment No. 2”) together with this response letter. To assist the Staff in reviewing Amendment No. 2, we are delivering via hand delivery three copies of Amendment No. 2.

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MENLO PARK | MILAN | MUNICH
NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. Evan S. Jacobson Page 2	August 23, 2010
Responses To Staff Comments
Exhibit 99(A)(1)(A): Offer to Purchase
Conditions of the Tender Offer, page 13
1.	We note your statement in the first sentence of the final paragraph of this section that you may assert the conditions “regardless of the circumstances giving rise to any of these conditions (including any action or inaction of the Company).” You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside your control. The quoted statement, however, appears to imply that you may assert an offer condition even when the condition is triggered by your own action or inaction. Please advise.
Response: The Company has revised the disclosure on page 15 of the Offer to Purchase to remove the parenthetical phrase “(including any action or inaction of the Company).”
2.	In the first sentence of the final paragraph of this section, you state that you may waive any of the enumerated conditions at any time and from time to time in your reasonable discretion before the Expiration Time. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.
Response: The Company confirms its understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Miscellaneous, page 29
3.	We note your statement on page 29 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act

Mr. Evan S. Jacobson Page 3	August 23, 2010
Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.
Response: The Company has revised the disclosure under the section of the Offer to Purchase entitled “Important” and on page 29 of the Offer to Purchase to replace the word “jurisdiction” with the words “U.S. state.”
* * * * *
The Company has directed me to acknowledge, on its behalf, that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company acknowledges that the Staff may have additional comments after reviewing Amendment No. 2 and this letter. In light of the type and amount of additional information contained in Amendment No. 2, the Company does not propose to print or mail a supplement to the Offer to Purchase.

Mr. Evan S. Jacobson Page 4	August 23, 2010
We appreciate your assistance in reviewing this response letter. Please direct questions or comments regarding this filing to me at (212) 848-8008.

Very truly yours,
/s/ Robert M. Katz
Robert M. Katz

cc:	Douglas W. Wamsley, WebMD Health Corp. Lewis H. Leicher, WebMD Health Corp.